                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       (AMENDMENT NO._______________)(1)


                         U.S. Plastic Lumber Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    902948108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


      Bruce C. Rosetto, 2300 Glades Road, Suite 440W, Boca Raton, FL 33431
                                 (561) 394-3511
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 2, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

----------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

SCHEDULE 13D                        FORMS                                  7060
--------------------------------------------------------------------------------


CUSIP NO.   902948108               13D              PAGE   2   OF   14   PAGES
          ------------                                   ------    ------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         STOUT PARTNERSHIP
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [x]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS*

             OO**
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) OR 2(c).

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW JERSEY

--------------------------------------------------------------------------------

                                            7        SOLE VOTING POWER


                                         ---------------------------------------
                                            8        SHARED VOTING POWER

        NUMBER OF                                    5,400,000
         SHARES
       BENEFICIALLY                      ---------------------------------------
        OWNED BY                            9        SOLE DISPOSITIVE POWER
          EACH
        REPORTING
       PERSON WITH                       ---------------------------------------
                                           10        SHARED DISPOSITIVE POWER

                                                     5,400,000

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  5,400,000

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  34.3%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

                  PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
**SEE ITEM 3 HEREIN

SCHEDULE 13D                        FORMS                                  7060
--------------------------------------------------------------------------------


CUSIP NO.   902948108               13D              PAGE   3   OF   14   PAGES
          ------------                                   ------    ------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MARK S. ALSENTZER
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [x]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS*

             OO**; PF
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) OR 2(c).

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S. CITIZEN

--------------------------------------------------------------------------------

                                            7        SOLE VOTING POWER

                                                     1,142,991
                                         ---------------------------------------
                                            8        SHARED VOTING POWER

        NUMBER OF                                    5,736,000
         SHARES
       BENEFICIALLY                      ---------------------------------------
        OWNED BY                            9        SOLE DISPOSITIVE POWER
          EACH
        REPORTING                                    1,142,991
       PERSON WITH                       ---------------------------------------
                                           10        SHARED DISPOSITIVE POWER

                                                     5,736,000

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  6,878,991

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  39.9%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

                  IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
**SEE ITEM 3 HEREIN

SCHEDULE 13D                        FORMS                                  7060
--------------------------------------------------------------------------------


CUSIP NO.   902948108               13D              PAGE   4   OF   14   PAGES
          ------------                                   ------    ------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         AUGUST C. SCHULTES, III
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [x]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS*

             OO**; PF
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) OR 2(c).

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S. CITIZEN

--------------------------------------------------------------------------------

                                            7        SOLE VOTING POWER

                                                     78,636
                                         ---------------------------------------
                                            8        SHARED VOTING POWER

        NUMBER OF                                    5,736,000
         SHARES
       BENEFICIALLY                      ---------------------------------------
        OWNED BY                            9        SOLE DISPOSITIVE POWER
          EACH
        REPORTING                                    78,636
       PERSON WITH                       ---------------------------------------
                                           10        SHARED DISPOSITIVE POWER

                                                     5,736,000

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  5,814,636

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  35.9%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

                  IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
**SEE ITEM 3 HEREIN

SCHEDULE 13D                        FORMS                                  7060
--------------------------------------------------------------------------------


CUSIP NO.   902948108               13D              PAGE   5   OF   14   PAGES
          ------------                                   ------    ------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         GARY J. ZIEGLER
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [x]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS*

             OO**; PF
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) OR 2(c).

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S. CITIZEN

--------------------------------------------------------------------------------

                                            7        SOLE VOTING POWER

                                                     375,852
                                         ---------------------------------------
                                            8        SHARED VOTING POWER

        NUMBER OF                                    5,720,000
         SHARES
       BENEFICIALLY                      ---------------------------------------
        OWNED BY                            9        SOLE DISPOSITIVE POWER
          EACH
        REPORTING                                    375,852
       PERSON WITH                       ---------------------------------------
                                           10        SHARED DISPOSITIVE POWER

                                                     5,720,000

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  6,095,852

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  37.05%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

                  IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
**SEE ITEM 3 HEREIN

SCHEDULE 13D                        FORMS                                  7060
--------------------------------------------------------------------------------


CUSIP NO.   902948108               13D              PAGE   6   OF   14   PAGES
          ------------                                   ------    ------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         RICHARD A. SCHULTES
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [x]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS*

             OO**
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) OR 2(c).

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S. CITIZEN

--------------------------------------------------------------------------------

                                            7        SOLE VOTING POWER


                                         ---------------------------------------
                                            8        SHARED VOTING POWER

        NUMBER OF                                    5,720,000
         SHARES
       BENEFICIALLY                      ---------------------------------------
        OWNED BY                            9        SOLE DISPOSITIVE POWER
          EACH
        REPORTING
       PERSON WITH                       ---------------------------------------
                                           10        SHARED DISPOSITIVE POWER

                                                     5,720,000

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  5,720,000

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  35.6%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

                  IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
**SEE ITEM 3 HEREIN

SCHEDULE 13D                        FORMS                                  7060
--------------------------------------------------------------------------------


CUSIP NO.   902948108               13D              PAGE   7   OF   14   PAGES
          ------------                                   ------    ------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JAMES F. SCHULTES
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [x]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS*

             OO**
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) OR 2(c).

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S. CITIZEN

--------------------------------------------------------------------------------

                                            7        SOLE VOTING POWER


                                         ---------------------------------------
                                            8        SHARED VOTING POWER

        NUMBER OF                                    5,720,000
         SHARES
       BENEFICIALLY                      ---------------------------------------
        OWNED BY                            9        SOLE DISPOSITIVE POWER
          EACH
        REPORTING
       PERSON WITH                       ---------------------------------------
                                           10        SHARED DISPOSITIVE POWER

                                                     5,720,000

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  5,720,000

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  35.6%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

                  IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
**SEE ITEM 3 HEREIN

SCHEDULE 13D                        FORMS                                  7060
--------------------------------------------------------------------------------


CUSIP NO.   902948108               13D              PAGE   8   OF   14   PAGES
          ------------                                   ------    ------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         EDWARD A. SCHULTES
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [x]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS*

             OO**
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) OR 2(c).

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S. CITIZEN

--------------------------------------------------------------------------------

                                            7        SOLE VOTING POWER


                                         ---------------------------------------
                                            8        SHARED VOTING POWER

        NUMBER OF                                    5,720,000
         SHARES
       BENEFICIALLY                      ---------------------------------------
        OWNED BY                            9        SOLE DISPOSITIVE POWER
          EACH
        REPORTING
       PERSON WITH                       ---------------------------------------
                                           10        SHARED DISPOSITIVE POWER

                                                     5,720,000

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  5,720,000

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  35.6%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

                  IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
**SEE ITEM 3 HEREIN

1.       SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $.001 per share, ("Common Stock") of U.S. Plastic Lumber Corporation, a Nevada Corporation (the "Issuer"). The address of the Issuer's principal Executive Offices is 2300 Glades Road, Suite 440W, Boca Raton, FL 33431.

This statement is being filed by Stout Partnership, a New Jersey Partnership with its principal place of business as 101 Jessup Road, Thorofare, NJ 08086 and the individual general partners of Stout Partnership as follows:

         Mark S. Alsentzer, Chairman of the Board and President of U.S. Plastic Lumber Corporation, whose principal business address is 2300 Glades Rd, Suite 440W, Boca Raton, FL 33431.

         August C. Schultes, III, is Chairman and CEO of A.C. Schultes, Inc., which provides water well drilling, water and waste water treatment and pump and motor repair services, whose principal business address is 101 Jessup Road, Thorofare, NJ 08086. Mr. Schultes is a director of the Company.

         Gary J. Ziegler, President of Consultants and Planners, Inc. which provides operating services to water utility companies in New Jersey and whose principal business address is 14 Mill Road, Mullica Hill, NJ 08062. Mr. Ziegler serves as a director of the Company.

         Richard A. Schultes, is Secretary and Treasurer of A.C. Schultes, Inc., which provides water well drilling, water and waste water treatment and pump and motor repair services, whose principal business address is 101 Jessup Road, Thorofare, NJ 08086. Mr. Schultes has no position with the Company.

         Edward A. Schultes, is Vice President of Sales of A.C. Schultes, Inc., which provides water well drilling, water and waste water treatment and pump and motor repair services, whose principal business address is 101 Jessup Road, Thorofare, NJ 08086. Mr. Schultes has no position with the Company.

         James F. Schultes, is Vice President of Production of A.C. Schultes, Inc., which provides water well drilling, water and waste water treatment and pump and motor repair services, whose principal business address is 101 Jessup Road, Thorofare, NJ 08086. Mr. Schultes has no position with the Company.

Hereinafter, Stout Partnership, Mark S. Alsentzer, August C. Schultes, III, Gary
J. Ziegler, Richard A. Schultes, Edward A. Schultes and James F. Schultes shall collectively be referred to as the "Reporting Persons".

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in them being subject to a judgement, decree or final order in joining future violations of, or prohibiting or mandating activities subject to, Federal or State Securities laws or finding any violation with respect to such laws.

Each of the natural persons who is a Reporting Persons is a citizen of the United States of America. Stout Partnership is a New Jersey Partnership.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the terms of an Agreement and Plan of Merger dated December 31, 1996 (the "Reverse Merger"), by and among Clean Earth, Inc. with U.S. Plastic Lumber Corporation, Stout Partnership, being the sole shareholder of Clean Earth, Inc., was provided consideration in the amount of 5,400,000 shares. At or about the same time, Mark S. Alsentzer was provided an Employment Agreement with U.S. Plastic Lumber Corporation the consideration for which was 950,000 options as follows:

         400,000 common stock warrants at the lower of $2.25 per share or a price equal to $1.75 below the market price per share and not less than $.01 based on gross sales exceeding $7,500,000 over any consecutive 12 month period or gross sales of $700,000 per month for three consecutive months whichever occurs first. Mr. Alsentzer also receives an additional 50,000 common stock warrants per year for three years at the lower of $3.50 or market price at date of exercise. Mr. Alsentzer also received an additional 400,000 common stock warrants as an incentive to induce Mr. Alsentzer to enter into an employment agreement with the Company at the lower of (i) $4.00 or (ii) the market price on each employment anniversary date over the next ten years. Mr. Alsentzer also received 5,000 shares of common stock options at $2.50 per share for converting a personal loan owed by the Company into preferred stock.

On or about December 12, 1997, Stout Partnership received options to purchase an additional 320,000 of Common Stock of U.S. Plastic Lumber Corporation in exchange for providing personal guarantees on behalf of the Company to PNC Bank of Delaware in the amount of $4 million and otherwise pledging $2 million in cash or securities as part of that same transaction. The exercise price for such options is $2.25 per share.

All additional shares purchased by any of the Reporting Persons in the Company has been done with personal funds.

4.       PURPOSES OF TRANSACTION

The purpose of the Reverse Merger transaction was to effectuate a planned merger between Clean Earth, Inc. and U.S. Plastic Lumber Corporation. Shares acquired as a result of the Reverse Merger and any additional acquisition of shares by any of the Reporting Persons have been for investment purposes only. As officers and directors of the Issuer, certain of the Reporting Persons regularly explore potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Except for activities of Messengers, Alsentzer, Ziegler and August C. Schultes, III on behalf of the Issuer, the Reporting Persons have no plans or proposals which relate to or result in:

         a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         b. An extraordinary corporate transaction such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         d. A change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

         e. Any material change in the present capitalization of dividend policy of the Issuer;

         f. Any other material change in the Issuer's business or corporate structure;

         g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         h. Causing a class of securities of the Issuer to be delisted from a National Securities Exchange or to cease to be authorized to be courted in an interdealer quotation system of a registered National Securities Association;

         i. A class of equities securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)4 of the Act; or

         j. Any actions similar to any of those numerated above.

5.       INTERESTS OF THE SECURITIES OF THE ISSUER

Stout Partnership holds 5,400,000 shares of Common Stock of the Company which represents 34.3% of the total number of outstanding shares of Common Stock on the date hereof. The Reporting Persons may be deemed to be beneficial owners of the shares of Stout Partnership by virtue of their positions as general partners of such partnership and as such their beneficial ownership is as follows:

         MARK S. ALSENTZER - 6,878,991 shares representing 39.9% of the total outstanding shares of Common Stock of the Company.

         AUGUST C. SCHULTES, III - 5,814,636 shares representing 35.9% of the total outstanding shares of Common Stock of the Company.

         GARY J. ZIEGLER - 6,095,852 shares representing 37.05% of the total outstanding shares of the Common Stock of the Company.

         RICHARD A. SCHULTES - 5,720,000 shares representing 35.6% of the total outstanding shares of the Common Stock of the Company.

         EDWARD A. SCHULTES - 5,720,000 shares representing 35.6% of the total outstanding shares of the Common Stock of the Company.

         JAMES F. SCHULTES - 5,720,000 shares representing 35.6% of the total outstanding shares of the Common Stock of the Company.

With respect to Stout Partnership, it has shared voting and shared dispositive power with respect to the shares of Common Stock beneficially owned by it.

With respect to Mark S. Alsentzer, he has sole voting and sole dispositive power with respect to 187,991 shares of Common Stock and 955,000 options which are exercisable as set forth in Item 3 herein. He has shared voting and shared dispositive power with respect to 5,736,000 shares of Common Stock beneficially owned by him of which 5,400,000 are held of record by Stout Partnership, 320,000 options held by Stout Partnership, and 16,000 shares of Common Stock held of record by Adams Oil, Inc., a New Jersey corporation.

With respect to August C. Schultes, he has sole voting and sole dispositive power with respect to 78,636 shares of Common Stock owned by him. He also has shared voting and shared dispositive power with respect to 5,736,000 shares of Common Stock beneficially owned by him of which 5,400,000 are held of record by Stout Partnership, 320,000 options held by Stout Partnership, and 16,000 shares of Common Stock held of record by Adams Oil, Inc., a New Jersey corporation.

With respect to Gary J. Ziegler, he has sole voting and sole dispositive power with respect to 375,852 shares of Common Stock. He also has shared voting and shared dispositive powers with respect to 5,720,000 shares of Common Stock beneficially owned by him of which 5,400,000 are held of record by Stout Partnership and 320,000 are options held by Stout Partnership.

With respect to Richard A. Schultes, he has shared voting and shared dispositive power with respect to 5,720,000 shares of Common Stock beneficially owned by him of which 5,400,000 are held of record by Stout Partnership and 320,000 are options held by Stout Partnership.

With respect to Edward A. Schultes, he has shared voting and shared dispositive power with respect to 5,720,000 shares of Common Stock beneficially owned by him of which 5,400,000 are held of record by Stout Partnership and 320,000 are options held by Stout Partnership.

With respect to James F. Schultes, he has shared voting and shared dispositive power with respect to 5,720,000 shares of Common Stock beneficially owned by him of which 5,400,000 are held of record by Stout Partnership and 320,000 are options held by Stout Partnership.

C. No transactions were effected by the Reporting Persons during the 60 days immediately preceding the date of this Statement.

D. No person, other than Stout Partnership and the Reporting Persons listed herein, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them.

E.  Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Other than as indicated elsewhere in this Statement, Stout Partnership and the Reporting Persons are not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the issuance of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with the exception of the Partnership Agreement and any shares which may have been pledged to PNC Bank of Delaware as part of the revolving discretionary line of credit to the Company in the ordinary course of its business.

7.       MATERIAL TO BE FILED AS EXHIBITS:

EXHIBIT A: Letter Agreement regarding Joint filing.

EXHIBIT B: Agreement and Plan of Merger, dated December 31, 1996, Clean Earth Inc. and U.S. Plastic Lumber Corporation is incorporated by reference from the
Exhibit 10.3 of the Registration Statement on Form SB-2 (File No. 333-22949) filed with the Securities and Exchange Commission ("SEC") on March 7, 1997 and subsequently amended on August 26, 1997, January 9, 1998 and February 11, 1998.

EXHIBIT C: Partnership Agreement

EXHIBIT D: Loan Agreement with PNC Bank

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Stout Partnership                      Stout Partnership


By: /s/ Mark S. Alsentzer              By: /s/ August C. Schultes, III
----------------------------------     ----------------------------------------
Mark S. Alsentzer, General Partner     August C. Schultes, III, General Partner



Stout Partnership                      Stout Partnership


By: /s/ Gary J. Ziegler                By: /s/ Richard A. Schultes
----------------------------------     ----------------------------------------
Gary J. Ziegler, General Partner       Richard A. Schultes,  General Partner



Stout Partnership                      Stout Partnership


By: /s/ James F. Schultes              By: /s/ Edward A. Schultes
----------------------------------     ----------------------------------------
James F. Schultes, General Partner     Edward A. Schultes, General Partner



/s/ Mark S. Alsentzer                  /s/ August C. Schultes III
----------------------------------     ----------------------------------------
Mark S. Alsentzer, Individually        August C. Schultes, III, Individually



/s/ Gary J. Ziegler                    /s/ Richard A. Schultes
----------------------------------     ----------------------------------------
Gary J. Ziegler, Individually          Richard A. Schultes, Individually



/s/ James F. Schultes                  /s/ Edward A. Schultes
----------------------------------     ----------------------------------------
James F. Schultes, Individually        Edward A. Schultes, Individually

                                Stout Partnership

                                                                       EXHIBIT A

March 12, 1998

Mr. Mark Alsentzer                          Mr. Richard A. Schultes
U.S. Plastic Lumber Corporation             A.C. Schultes, Inc.
2300 Glades Road, Suite 440W                101 Jessup Road
Boca Raton, FL  33431                       Thorofare, NJ  08086

Mr. August C. Schultes, III                 Mr. Edward A. Schultes
A.C. Schultes, Inc.                         A.C. Schultes, Inc.
101 Jessup Road                             101 Jessup Road
Thorofare, NJ  08086                        Thorofare, NJ  08086

Mr. Gary J. Ziegler                         Mr. James F. Schultes
Consultants and Planners                    A.C. Schultes, Inc.
14 Mill Road                                101 Jessup Road
Mullica Hill, NJ  08062                     Thorofare, NJ  08086

Gentlemen:

This letter hereby confirms the agreement and understanding among each of us, the undersigned, that the Schedule 13D being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

                                                      Sincerely,

                                                      Stout Partnership

Agreed and accepted:


/s/ Mark S. Alsentzer                        By:  /s/ Mark S. Alsentzer
--------------------------------------            ----------------------------------
Mark S. Alsentzer, Individually                   Mark S. Alsentzer, General Partner


/s/ August C. Schultes, III                  By:  /s/ August C. Schultes, III
--------------------------------------            ----------------------------------
August C. Schultes, III, Individually             August C. Schultes, III, General Partner


/s/ Gary J. Ziegler                          By:  /s/ Gary J. Ziegler
--------------------------------------            ----------------------------------
Gary J. Ziegler, Individually                     Gary J. Ziegler, General Partner


/s/ Richard A. Schultes                      By:  /s/ Richard A. Schultes
--------------------------------------            ----------------------------------
Richard A. Schultes, Individually                 Richard A. Schultes, General Partner


/s/ Edward A. Schultes                       By:  /s/ Edward A. Schultes
--------------------------------------            ----------------------------------
Edward A. Schultes, Individually                  Edward A. Schultes, General Partner


/s/ James F. Schultes                        By:  /s/ James F. Schultes
--------------------------------------            ----------------------------------
James F. Schultes, Individually                   James F. Schultes, General Partner


                                                                       Exhibit C
                                                                       ---------

                          STOUT PARTNERSHIP AGREEMENT
                          ----------------------------

     THIS AGREEMENT is made as of the 1st day of August 1991, between and among:
August C. Schultes IV, Peter W. Schultes, Mark S. Alsentzer, Edward A. Schultes, Richard A. Schultes, James F. Schultes, and Gary J. Ziegler (hereinafter referred to as "The Partners").

                                  WITNESSETH:
                                  ----------

     WHEREAS, The Partners desire to form a partnership to purchase or otherwise acquire the stock of Clean Earth, Inc. (a Delaware corporation) and to make other investments in real or personal property as the opportunity may arise.

     NOW THEREFORE, in consideration of the promises and mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

     1. The Partners hereby form a partnership effective August 1, 1991, to be known as the "Stout Partnership" for the purpose of purchasing or otherwise acquiring the stock of Clean Earth, Inc. and in such other business as may be agreed upon by the Partners.

         2. The principal place of business of the partnership shall be at 664 South Evergreen Avenue, Woodbury, NJ and such other place or places as may be agreed upon by the Partners.

         3. The initial capital of the partnership shall be $0.00.

        For determining a deceased or withdrawing partner's interest in the partnership, and for all other purposes each partner shall be deemed to be the owner of the partnership as follows: August 10%, Peter 10%, Mark 20%, Edward 15%, Richard 15%, James 15%, Gary 15%.

         4. The partnership may own or lease land to carry out the purposes for which it is organized. Property or assets acquired by purchase, leasehold or otherwise shall be partnership property. The title to all partnership property shall be held in the name of the partnership.

         5. August shall act as MANAGING PARTNER of the STOUT PARTNERSHIP and Mark shall act as Assistant Managing Partner.

         6. No partner shall, on behalf of the partnership, without the written consent of all of the other Partners, endorse any note, act as an accommodation party, or otherwise become a surety for any person. Without the written consent of all the other partners, no partner shall, on behalf of the partnership, (a) borrow or lend money, (b) make, deliver, or accept any commercial paper, or execute any mortgage, security agreement, bond, or lease, or (c) purchase or contract to purchase, or sell or contract to sell any property for or of the partnership other than supplies which are purchased in the regular course of the partnership business, nor shall any partner (a) assign, mortgage, grant a security interest in, or sell his share in the partnership or in its capital assets or property, or enter into any agreement as a result of which any person shall become interested with him in the partnership or entitled to receive the income from the partnership, unless consented to by all the other partners, or
(b) do any act detrimental to the best interests of the partnership or which would make it impractical to carry on the ordinary business of the partnership.

         7. All partnership funds shall be deposited in the name of the partnership in accounts in a bank to be designated by August as MANAGING PARTNER. All checks, drafts, or other withdrawal slips drawn on such partnership accounts shall be signed by AUGUST or MARK or their designee, so long as such checks, drafts, or other withdrawal slips do not involve transactions precluded by this agreement.

         8. Books of account shall be kept by AUGUST or his designee and entries made therein of all monies, debts, sales, purchases, receipts, payments, and all other transactions of the partnership. The books of account, together with all correspondence, papers, and other documents shall be open at all times to the examination of each partner.


         9. In the event of the death or mental incapacity of AUGUST, whether such mental incapacity be temporary or permanent, the parties shall then elect a new MANAGING PARTNER, who shall then obtain all duties and powers granted to AUGUST by this agreement. In order to elect a new MANAGING PARTNER, a unanimous vote is required.


         10. a. The initial capital contribution and all subsequent capital contributions and all withdrawals from capital shall be allocated to each partner in separate capital accounts to be maintained for each partner.

             b. Earnings of the partnership shall be allocated to separate Earnings Accounts maintained for each partner. Before any distribution of earnings is made, any deficit in the capital account of any partner shall be restored. The entire amount of net income for each calendar year shall be distributed to the Partners as per their percentage in the partnership subject to any agreement of the Partners to retain funds.

         11. Each Partner agrees to be responsible as per his percentage in the partnership for all notes and other obligations of the partnership and agrees to contribute his percentage with the other partners in the satisfaction of all such notes and obligations.

         12. A partner who has received an offer for the purchase of any or all of his partnership interest, must first offer to sell said partnership interest to the remaining partners in the partnership at the purchase price for which the selling partner has received a bona fide third party offer, subject to the same terms and conditions of purchase from that third party. In the event that none of the remaining partners in the partnership desire to purchase the selling partner's interest, the remaining partners shall still have the right to approve the third party partner, however, such approval shall not be unduly or unreasonably withheld and be determined by a majority of the partnership interest of those partners remaining in the partnership.

         13. It is understood that in the event of the death of a partner in the partnership, the executor or administrator of that partner's estate shall be required to first offer the decedent partnership interest in the partnership, which will be valued at the fair market value of the interest at decedent's death, to the remaining partners who shall have ninety (90) days after written notice thereof to agree to purchase and that the purchase price may be paid out over a SIXTY (60) month period, interest at EIGHT PERCENT (8%) per annum, principal and interest payments quarterly. In the event that none of the remaining partners desire to purchase the decedent's interest the decedent's administrator or executor may elect one of the following two alternatives:

                  a. Convey decedent's interest to decedent's heirs;

                  b. Sale of decedent's partnership interest to a third party subject to the same rights of first refusal and approval by the remaining partners.

         14. In the event that all of the partners shall agree to dissolve the partnership the business shall be wound up, the debts paid, and the surplus divided among the partners in accordance with their respective interests therein.

         15. The parties mutually agree that any dispute, controversy or claim that cannot be resolved between them shall be submitted to the American Arbitration Association for determination in lieu of their respective rights to seek adjudication in a Court of competent jurisdiction. The parties agree that all issues shall be resolved in accordance with the laws of the State of New Jersey; and further agree that the decision of the Arbitrator shall be final and binding. Where a party is confronted with a situation that could result in imminent peril to his investments in the partnership, nothing in the paragraph shall be construed to bar his use of state or federal courts to seek a restraining order or other injunctive relief.

         16. This Agreement may be amended at any time upon the written agreement of the Partners.

         17. This Agreement and all rights of the parties hereunder shall be governed and determined by the laws of the state of New Jersey.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year aforesaid.



WITNESS:


/s/ Michael D. Schmidt                          /s/ August C. Schultes IV
--------------------------------                --------------------------------
                                                AUGUST C. SCHULTES IV


/s/ Michael D. Schmidt                          /s/ Peter W. Schultes
--------------------------------                --------------------------------
                                                PETER W. SCHULTES


/s/ Michael D. Schmidt                          /s/ Mark S. Alsentzer
--------------------------------                --------------------------------
                                                MARK S. ALSENTZER


/s/ Michael D. Schmidt                          /s/ Edward A. Schultes
--------------------------------                --------------------------------
                                                EDWARD A. SCHULTES


/s/ Michael D. Schmidt                          /s/ Richard J. Schultes
--------------------------------                --------------------------------
                                                RICHARD J. SCHULTES


/s/ Michael D. Schmidt                          /s/ James F. Schultes
--------------------------------                --------------------------------
                                                JAMES F. SCHULTES


/s/ Michael D. Schmidt                          /s/ Gary J. Ziegler
--------------------------------                --------------------------------
                                                GARY J. ZIEGLER

                                                                       EXHIBIT D

DISCRETIONARY LINE OF CREDIT NOTE                                      PNC BANK
(Prime-Based Rate; Discretionary Facility)

$4,000,000.00                                                  January 20, 1998

FOR VALUE RECEIVED, U.S. PLASTIC LUMBER CORPORATION, a Nevada corporation (the "BORROWER"), with an address at 2300 Glades Road, Suite 440 W, Boca Raton, FL 33431, promises to pay to the order of PNC BANK, DELAWARE, a Delaware banking corporation (the "Bank"), in lawful money of the United States of America in immediately available funds at its offices located at 222 Delaware Avenue, Wilmington, Delaware 19801, or at such other location as the Bank may designate from time to time, the principal sum of FOUR MILLION AND 00/100 DOLLARS ($4,000,000.00) (the "FACILITY"), or such lesser amount as may be advanced to or for the benefit of the Borrower hereunder, together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1. RATE OF INTEREST. Beginning on the date of this Note and continuing until December 31, 1998, amounts outstanding UP TO AND INCLUDING THE AGGREGATE AMOUNT OF $4,000,000.00 under this Note will bear interest at a rate per annum which is at all times FIFTY BASIS POINTS (0.50%) UNDER THE PRIME RATE. THEREAFTER, amounts outstanding IN EXCESS OF THE AGGREGATE AMOUNT OF $2,000,000.00 under this Note will bear interest at a rate per annum which is at all times FIFTY BASIS POINTS (0.50%) OVER THE PRIME RATE. Interest will be calculated on the basis of a year of 360 days for the actual number of days in each interest period. As used herein, "PRIME RATE" shall mean the rate publicly announced by the Bank from time to time as its prime rate. The Prime Rate is not tied to any external rate or index and does not necessarily reflect the lowest rate of interest actually charged by the Bank to any particular class or category of customers. If and when the Prime Rate changes, the Floating Rate will change automatically without notice to the Borrower, effective on the date of any such change. In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2. DISCRETIONARY ADVANCES. THIS IS NOT A COMMITTED LINE OF CREDIT AND ADVANCES UNDER THIS NOTE, IF ANY, SHALL BE MADE BY THE BANK IN ITS SOLE DISCRETION. NOTHING CONTAINED IN THIS NOTE OR ANY OTHER LOAN DOCUMENTS SHALL BE CONSTRUED TO OBLIGATE THE BANK TO MAKE ANY ADVANCES. THE BANK SHALL HAVE THE RIGHT TO REFUSE TO MAKE ANY ADVANCES AT ANY TIME WITHOUT PRIOR NOTICE TO THE BORROWER.

The Borrower may request advances, repay and request additional advances hereunder until JUNE 30, 1999 (the "Expiration Date"), subject to the terms and conditions of this Note and the Loan Documents (as defined below). In no event shall the aggregate unpaid principal amount of advances under this Note exceed the face amount of this Note.

3. ADVANCE PROCEDURES; LOAN ADMINISTRATION. A request for advance shall be submitted by the Borrower to the Bank on an Line of Credit Request For Advance (the "REQUEST FOR ADVANCE") in form and content satisfactory to the Bank and in accordance with the terms and conditions of that certain confirmation letter dated NOVEMBER 18, 1997, by and between the Borrower and the Bank (the letter and all extensions, renewals, amendments, substitutions or replacements referred to herein as the "LETTER AGREEMENT").

Each advance under the Facility will be administered by the Bank as a separate term loan (the "LOAN" OR "LOANS"). The Bank will enter on its books and records, which entry when made will be presumed correct, the date and amount of each Loan, as well as the date and amount of each payment made by the Borrower.

4. PAYMENT TERMS. Accrued interest will be due and payable on the first day of each month as billed by the Bank. All outstanding principal and any accrued but unpaid interest shall be due and payable on JUNE 30, 1999.

If any payment under this Note shall become due on a Saturday, Sunday or public holiday under the laws of the State where the Bank's office indicated above is located, such payment shall be made on the next succeeding business day and such extension of time shall be included in computing interest in connection with such payment. The Borrower hereby authorizes the Bank to charge the Borrower's deposit account at the Bank for any payment when due hereunder. Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Bank may choose, in its sole discretion.

5. LATE PAYMENTS; DEFAULT RATE. If the Borrower fails to make any payment of principal, interest or other amount coming due pursuant to the provisions of the Loan Documents within fifteen calendar days of the date due and payable, the Borrower also shall pay to the Bank a late charge equal to five percent (5.00%) of the amount of such payment. Such fifteen day period shall not be construed in any way to extend the due date of any such payment. The late charge is imposed for the purpose of defraying the Bank's expenses incident to the handling of delinquent payments and is in addition to, and not in lieu of, the exercise by the Bank of any rights and remedies hereunder, under the other Loan Documents or under applicable laws, and any fees and expenses of any agents or attorneys which the Bank may employ. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Bank upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (based on a year of 360 days and actual days elapsed) which shall be two percentage points (2.00%) in excess of the interest rate in effect from time to time under this Note but not more than the maximum rate allowed by law (the "DEFAULT RATE"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note.

6. PREPAYMENT. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty.

7. OTHER LOAN DOCUMENTS. This Note is issued in connection with the Letter Agreement, security agreements, guarantys, pledge agreement, and related documents, the terms of which are incorporated herein by reference (collectively, the "LOAN DOCUMENTS"), as supplemented from time to time by each Request For Advance executed and delivered by the Borrower to the Bank, and is secured by the property described in the Loan Documents and by such other collateral as previously may have been or may in the future be granted to the Bank to secure this Note.

8. EVENTS OF DEFAULT. The occurrence of any of the following events will be deemed to be an "EVENT OF DEFAULT" under this Note: (i) the nonpayment of any principal, interest or other indebtedness under this Note when due; (ii) the occurrence of any event of default or default and the lapse of any notice or cure period under any Loan Document or any other debt, liability or obligation to the Bank of any Obligor; (iii) the filing by or against any Obligor of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof); (iv) any assignment by any Obligor for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of any Obligor held by or deposited with the Bank; (v) a default with respect to any other indebtedness of any Obligor for borrowed money, if the effect of such default is to cause or permit the acceleration of such debt; (vi) the commencement of any foreclosure or forfeiture proceeding, execution or attachment against any collateral securing the obligations of any Obligor to the Bank; (vii) the entry of a final judgment against any Obligor and the failure of such Obligor to discharge the judgment within ten days of the entry thereof; (viii) in the event that this Note or any guarantee executed by any Guarantor is secured, the failure of any Obligor to provide the Bank with additional collateral if in the opinion of the Bank at any time or times, the market value of any of the collateral securing this Note or any guarantee has depreciated; (ix) any material adverse change in the business, assets, operations, financial condition or results of operations of any Obligor; (x) the Borrower ceases doing business as a going concern; (xi) the revocation or attempted revocation, in whole or in part, of any guarantee by any Guarantor; (xii) the death or legal incompetency of any individual Obligor or, if any Obligor is a partnership, the death or legal incompetency of any individual general partner; (xiii) any representation or warranty made by any Obligor to the Bank in any Loan Document, or any other documents now or in the future securing the obligations of any Obligor to the Bank, is false, erroneous or misleading in any material respect; or (xiv) the failure of any Obligor to observe or perform any covenant or other agreement with the Bank contained in any Loan Document or any other documents now or in the future securing the obligations of any Obligor to the Bank. As used herein, the term "OBLIGOR" means any Borrower and any Guarantor, and the term "GUARANTOR" means any guarantor of the obligations of the Borrower to the Bank existing on the date of this Note or arising in the future.

Upon the occurrence of an Event of Default: (a) the Bank shall be under no further obligation to make advances hereunder; (b) if an Event of Default specified in clause (iii) or (iv) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (c) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Bank and without demand or notice of any kind, may be accelerated and become immediately due and payable;
(d) at the option of the Bank, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (e) the Bank may exercise from time to time any of the rights and remedies available to the Bank under the Loan Documents or under applicable law.

9. MISCELLANEOUS. No delay or omission of the Bank to exercise any right or power arising hereunder shall impair any such right or power or be considered to be a waiver of any such right or power or any acquiescence therein, nor shall the action or inaction of the Bank impair any right or power hereunder. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Bank in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Bank's counsel. If any provision of this Note is found to be invalid by a court, all the other provisions of this Note will remain in full force and effect.

The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral.

If this Note is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and the heirs, executors, administrators, successors and assigns of the Borrower, and the benefits hereof shall inure to the benefit of Bank and its successors and assigns.

This Note has been delivered to and accepted by the Bank and will be deemed to be made in the State where the Bank's office indicated above is located. THIS NOTE WILL BE INTERPRETED AND THE RIGHTS AND LIABILITIES OF THE PARTIES HERETO DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE WHERE THE BANK'S OFFICE INDICATED ABOVE IS LOCATED, EXCLUDING ITS CONFLICT OF LAWS RULES. The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court for the county or judicial district where the Bank's office indicated above is located; provided that nothing contained in this Note will prevent the Bank from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Bank and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

10. WAIVER OF JURY TRIAL. THE BORROWER IRREVOCABLY WAIVES ANY AND ALL RIGHTS THE BORROWER MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR CLAIM OF ANY NATURE RELATING TO THIS NOTE, ANY DOCUMENTS EXECUTED IN CONNECTION WITH THIS NOTE OR ANY TRANSACTION CONTEMPLATED IN ANY OF SUCH DOCUMENTS. THE BORROWER ACKNOWLEDGES THAT THE FOREGOING WAIVER IS KNOWING AND VOLUNTARY.

THE BORROWER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE CONFESSION OF JUDGMENT AND WAIVER OF JURY TRIAL, AND HAS BEEN ADVISED BY COUNSEL AS NECESSARY OR APPROPRIATE.

WITNESS the due execution hereof as a document under seal, as of the date first written above, with the intent to be legally bound hereby.

WITNESS/ATTEST:                              U.S. PLASTIC LUMBER CORPORATION


/s/ Bruce C. Rosetto                         By: /s/ Michael D. Schmidt (SEAL)
---------------------------------------          -------------------------------

Print Name: Bruce C. Rosetto, Secretary      Print Name: Michael D. Schmidt

                                             Title: Treasurer
                                                    ----------------------------


                                      -2-